UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)          ☒

THE BANK OF NEW YORK TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2006-3

(Exact name of obligor as specified in its charter)

Delaware	Not yet received
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive offices)	(Zip code)

Motorcycle Contract Backed Notes,
Class A-1, Class A-2, Class A-3, Class A-4 and Class B

(Title of the indenture securities)

Item 1.             General information.  Furnish the following information as to the trustee:

(a)                                  Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.             Affiliations with the obligor.  If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.       List of Exhibits.

1.                                       A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.                                       A copy of certificate of authority of the trustee to commence business.  (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                       A copy of the authorization of the trustee to exercise corporate trust powers.  (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                       A copy of the existing by-laws of the trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.                                       Not applicable.

6.                                       The consent of the trustee required by Section 321(b) of the Act.  (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.                                       A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.                                       Not applicable.

9.                                       Not applicable.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 16th day of August, 2006.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/s/ Cynthia L. Davis
Name:	Cynthia L. Davis
Title:	Vice President

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EXHIBIT 7

REPORT OF CONDITION

Consolidating domestic subsidiaries of

THE BANK OF NEW YORK TRUST COMPANY, NA
in the state of CA at close of business on June 30, 2006

published in response to call made by (Enter additional information below)

Statement of Resources and Liabilities

	Dollar Amounts in Thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		3,885
Interest-bearing balances		0
Securities:
Held-to-maturity securities		63
Available-for-sale securities		64,252
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold		49,300
Securities purchased under agreements to resell		115,000
Loans and lease financing receivables:
Loans and leases held for sale		0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance		0
Trading Assets		0
Premises and fixed assets (including capitalized leases)		3,897
Other real estate owned		0
Investments in unconsolidated subsidiaries and associated companies		0
Intangible assets:
Goodwill		267,487
Other intangible assets		15,747
Other assets		39,669
Total assets		559,300

REPORT OF CONDITION (Continued)

LIABILITIES

	Dollar Amounts in Thousands
Deposits:
In domestic offices		2,420
Noninterest-bearing	2,420
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased		0
Securities sold under agreements to repurchase		0
Trading liabilities		0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		58,000
Subordinated notes and debentures		0
Other liabilities		79,825
Total liabilities		140,245
Minority interest in consolidated subsidiaries		0

EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common stock		1,000
Surplus (exclude all surplus related to preferred stock)		321,520
Retained earnings		96,770
Accumulated other comprehensive income		(235)
Other equity capital components		0
Total equity capital		419,055
Total liabilities, minority interest, and equity capital		559,300

We, the undersigned directors, attest to the		I, William Winkelmann, Vice President
correctness of this statement of resources and liabilities.		(Name, Title)
We declare that it has been examined by us, and to		of the above named bank do hereby declare
the best of our knowledge and belief has been		that this Report of Condition is true and
prepared in conformance with the instructions		correct to the best of my knowledge and belief.
and is true and correct.

Director #1	Michael Klugman, President

Director #2	Frank Sulzberger, Managing Director

Director #3	Michael McFadden, MD